[RW HOLDINGS NNN REIT, INC. LETTERHEAD]

3090 Bristol Street, Suite 550

Costa Mesa, CA 92626

February 16, 2018

VIA EDGAR

Mr. Coy Garrison

Special Counsel, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RW Holdings NNN REIT, Inc. Post-Effective Amendment to Form S-11 Filed December 29, 2017 File No. 333-205684

Dear Mr. Garrison:

This letter sets forth the response of RW Holdings NNN REIT, Inc. (“RW Holdings,” the “Company” “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2018 (the “Comment Letter”), regarding the above-referenced Post-Effective Amendment No. 5 to the Company’s Registration on Form S-11 (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

We have concurrently filed via EDGAR Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comments in the Comment Letter as described herein. References to page numbers (other than in headings taken from the Comment Letter) are to the page numbers in the Amendment.

Compensation, page 56

1.	We note your disclosure in this table regarding the reimbursements and fees paid or incurred through September 30, 2017. Please revise to provide a separate tabular presentation of each reimbursement and fee paid to the Sponsor during both the last full fiscal year and the current year to date. Please distinguish between amounts paid and amounts incurred.

Response: In response to the Staff’s comment, we have revised the disclosure under the “Compensation” section of the Prospectus on page 59 of the Amendment to include a separate tabular presentation of each reimbursement and fee paid to our sponsor during both the last full fiscal year and the current year to date, distinguishing between amounts paid and amounts incurred.

Mr. Coy Garrison, February 16, 2018

Existing Properties and Investments, page 73

2.	We note your revised disclosure that you intend to inform investors of new properties and investments by providing periodic updates on your website “and/or by disclosing any such acquisitions or investments in a supplement to this prospectus.” Please confirm that you will file a prospectus supplement describing each property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired, consistent with the 20.D undertakings discussed in Industry Guide 5 and included in Part II of your registration statement.

Response: As disclosed under Part II, Item 37(f) of the Registration Statement and the Amendment, in accordance with the 20.D undertakings discussed in Industry Guide 5, as modified by the Staff’s CF Disclosure Guidance Topic No. 6, we undertake to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the Prospectus at such time as there arises a reasonable probability that such property will be acquired. We confirm that we will continue to file prospectus supplements in accordance with such undertaking. With respect to acquisitions of non-significant properties, we have disclosed their acquisitions under Item 8.01 in a Current Report on Form 8-K and on our website near the time of closing.

3.	Please revise your disclosure in this section to disclose the average occupancy rate of properties in your portfolio, as well as individual occupancy rates for any property whose book value represents 10% or more of your total assets or whose gross revenues for the last fiscal year represented 10% or more of your aggregate gross revenues. Refer to Items 14 and 15 of Form S-11.

Response: In response to the Staff’s comment, we have revised our disclosure under the “Existing Properties and Investments” section of the Prospectus on page 75 of the Amendment to include a footnote to our tabular presentation of existing properties, which explains that each of the properties in our portfolio was 100% occupied by a single tenant at the time of acquisition and has remained 100% occupied by that tenant through September 30, 2017. In addition, we have added a footnote to our tabular presentation of subsequent acquisitions on page 76 of the Amendment, which explains that each of the properties acquired subsequent to September 30, 2017 was 100% occupied by a single tenant at the time of acquisition.

Prior Performance, page 85

4.	Please revise your disclosure in this section, including in Tables I and III, to include all required disclosures for Firewheel, or advise us why it is appropriate to exclude such information from the prior performance tables.

Response: We respectfully direct the Staff’s attention to our disclosure under the “Prior Performance” section of the Prospectus on page 85 of the Registration Statement, which states that Firewheel has not made additional sales of securities or investments in properties since 2008 and its offering of common stock to investors closed in 2008. As a result, we believe that Firewheel is appropriately excluded from Table I because its offering closed more than three years ago, as well as from Table V because its offering closed more than five years ago.

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Mr. Coy Garrison, February 16, 2018

Description of Shares

Distributions, page 115

5.	Please revise your tabular disclosure in this section to clarify the amount of each quarterly distribution that was paid from waivers and deferrals of Advisor Asset Management Fees and offering proceeds. Please also distinguish the portion of such fees that were waived versus deferred by your Advisor.

Response: In response to the Staff’s comment, we have revised our tabular disclosure under the “Distributions” section of the Prospectus on page 114 of the Amendment to include the amount of each quarterly distribution that was paid from waivers and deferrals of advisor asset management fees and offering proceeds and have distinguished the portion of such fees that were waived versus deferred by our advisor.

Supplemental Sales Material, page 130

6.	Please tell us whether you are using sales material in connection with this offering.

Response: We confirm that we use sales material in connection with the offering of shares of our Class C common stock registered pursuant to the Registration Statement. In accordance with Item 19.B of Industry Guide 5, we will supplementally submit all such material to the Staff prior to its use.

Incorporation of Certain Information by Reference, page 132

7.	Please revise to include references to the Forms 8-K filed subsequent to the filing date of this post-effective amendment.

Response: In response to the Staff’s comment, we have updated the “Incorporation of Certain Information by Reference” section of the Prospectus on page 130 of the Amendment to include our Current Reports on Form 8-K filed with the Commission on January 5, 2018 and January 19, 2018 and our Current Report on Form 8-K/A filed with the Commission on January 8, 2018.

Prospectus Supplement filed January 19, 2018

8.	We note that you announced your estimated net asset value per share as of December 31, 2017, on January 19, 2018 in a prospectus supplement. Please revise this registration statement to include this disclosure and to reflect the new offering price.

Response: In response to the Staff’s comment, we have revised our disclosures throughout the Prospectus, as reflected in the Amendment, to reflect the estimated net asset value and offering price per share of our Class C common stock as of December 31, 2017.

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Mr. Coy Garrison, February 16, 2018

9.	We note that page 3 of the prospectus supplement discusses the income capitalization approach used by Cushman & Wakefield. Please revise to disclose the material assumptions used and to provide a quantitative illustration of the sensitivity of the material assumptions.

Response: In response to the Staff’s comment, we have revised our disclosure under the “Calculation of Estimated Net Asset Value per Share” section of the Prospectus on page 66 of the Amendment to disclose the material assumptions used in the income capitalization approach employed by Cushman & Wakefield and provide a quantitative illustration of the sensitivity of such material assumptions.

10.	We note that page 4 of the prospectus supplement includes the estimated value of your investment in Rich Uncles Real Estate Investment Trust I. Please revise to describe how you valued this investment and to identify any limitations of such valuation.

Response: In response to the Staff’s comment, we have revised our tabular disclosure under the “Calculation of Estimated Net Asset Value per Share” section of the Prospectus on page 67 of the Amendment to add a footnote to describe how we valued our investment in Rich Uncles Real Estate Investment Trust I. Regarding the limitations of such valuation, we respectfully direct the Commission’s attention to the “Calculation of Estimated Net Asset Value per Share—Limitations of the Estimated Share Value” section of the Prospectus on page 67 of the Amendment, which limitations mirror the applicable limitations of the valuation of our investment in REIT I.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 662-1097 or Shelly Heyduk, of O’Melveny & Myers LLP, at (949) 823-7968 with any questions or comments regarding this letter.

Very truly yours,

/s/ John H. Davis

John H. Davis
Chief Financial Officer

cc:	Harold C. Hofer, President and Chief Executive Officer
RW Holdings NNN REIT, Inc.

Shelly A. Heyduk, Esq.
O’Melveny & Myers LLP

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